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                                   PROSPECTUS

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                          Cellegy Pharmaceuticals, Inc.
                        2,747,143 shares of common stock


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         Our common  stock is listed on the Nasdaq Stock Market under the symbol
"CLGY." On July 9, 2001, the last reported sale price of the Common Stock on the Nasdaq Stock Market was $6.10 per share.

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         Up to 2,747,143  shares of Cellegy common stock may be offered and sold over time by the shareholders named in this prospectus under the heading "Selling Shareholders," by their pledgees or donees, or by other transferees that receive the shares of common stock in transfers other than public sales. See the "Explanatory Note" for further information regarding these shares.

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This investment  involves a high degree of risk.  Please carefully  consider the
"Risk Factors" beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.












                  The date of this prospectus is July 20, 2001


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The  information in this  prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these
securities   in  any  state   where   the  offer  or  sale  is  not   permitted.
********************************************************************************

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.



                                                TABLE OF CONTENTS

Explanatory Note.................................3          Plan of Distribution.............................9
Forward-looking Statements.......................3          Where You Can Find More Information..............11
The Company......................................3          Documents Incorporated by Reference..............11
Risk Factors.....................................4          Legal Matters....................................12
Use of Proceeds..................................8          Experts..........................................12
Selling Shareholders.............................8

         Unless the context otherwise requires, the terms "we," "our," "us" and "Cellegy" refer to Cellegy Pharmaceuticals, Inc., a California corporation and its subsidiaries.

                                EXPLANATORY NOTE

         The shares covered in this Prospectus were previously issued in a private placement transaction. Each selling shareholder represented to us, in their respective agreements, that they were purchasing such shares for investment and with no present intention of distributing or reselling such securities. However, in recognition of the fact that each such shareholder, even though purchasing such shares for investment, wishes to be legally permitted to sell the shares when they deem appropriate, we are filing this prospectus and Registration Statement.

                          FORWARD - LOOKING STATEMENTS

     This Registration Statement on Form S-3 includes forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, and projections about our industry, our beliefs, and our assumptions. Words such as "believes," "anticipates," "expects," "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not guarantees of future performance and concern matters that involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Except as required by law, we undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date of this prospectus. Actual events or results may differ materially from those discussed in this prospectus.

                                   THE COMPANY

     General. We are a development stage specialty pharmaceutical company engaged in the development of prescription drugs and skin care products based on our patented topical and transdermal drug delivery technologies.

     Cellegy's most advanced prescription product candidates include Anogesic(R) Ointment (nitroglycerin ointment), a product for treatment of anal fissures and hemorrhoids, Tostrex(TM) (testosterone gel), a transdermal product for the treatment of male hypogonadism, and Tostrelle(TM) (testosterone gel), a product for treatment of female sexual dysfunction. Anogesic and Tostrex are currently undergoing Phase III clinical trials. Tostrelle is undergoing a Phase I/II clinical trial.

     Clinical Trials. The Anogesic Phase III clinical trial is intended to demonstrate reduction in pain of chronic anal fissures. Patient enrollment in this trial is complete with approximately 210 patients enrolled at several study centers in the United States and overseas locations. The study protocol was developed by Cellegy, and the trial is being monitored by outside contract research organizations under Cellegy's guidance. This trial is expected to be completed during the third quarter of 2001. Cellegy filed an initial New Drug Application, or NDA, in June 2001 and expects to supplement the NDA by the end of 2001 with data from the ongoing Phase III trial, assuming no unforeseen trial delays. Cellegy is also conducting two Phase II trials evaluating Anogesic in the treatment of hemorrhoids and post-surgical hemorrhoidectomy pain.

     The Tostrex Phase III clinical trial is designed to restore normal levels of testosterone in men with testosterone deficiency, a condition known as male hypogonadism. The trial is being conducted at several study centers in the United States and is being monitored by Cellegy and an outside contract research organization. The trial is currently designed to include approximately 200 to 240 patients, and we expect to file an NDA by the second quarter of 2002, assuming no unexpected delays and successful clinical trial results.

         Tostrelle is at an early stage of clinical development compared with Anogesic and Tostrex. One Phase I/II study has been successfully completed which evaluated testosterone concentrations following varying doses of Tostrelle given to post menopausal women. Patient enrollment in an expanded Phase I/II trial with approximately 36 women in the United Kingdom was recently completed. This trial is designed to determine the optimal dosing regimen of Tostrelle in surgically induced menopausal women. If this trial is successful, we plan to meet with the U.S. Food and Drug Administration, or the FDA, to discuss future trials, including a larger Phase II/III trial. A number of other factors will impact the timing, size and design of these more advanced clinical trials and final product approvals.

         In addition to prescription drugs, Cellegy is developing and testing a line of non-prescription skin care products. One of its product blends is being marketed through a major specialty retailer in the United States.

                                  RISK FACTORS

         Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

We have a history of losses, and we expect losses to continue for at least several years.

         Our accumulated deficit as of March 31, 2001 was approximately $54.7 million. We have never operated profitably and, given our planned level of operating expenses, we expect to continue to incur losses for at least the next two years. We plan to increase our operating expenses as we continue to devote significant resources to pre-clinical studies, clinical trials, administrative, marketing and patent activities. We have not generated any significant revenues from royalties or licensing of our technologies, and we expect that it will take several years for our major prescription products to be approved in the larger pharmaceutical markets. Accordingly, without substantial revenues from new corporate collaborations, royalties on product sales or other revenue sources, we expect to incur substantial and increased operating losses in the foreseeable future as our earlier stage potential products move into clinical development, and as we invest in research or acquire additional technologies, product candidates or businesses. Our losses may increase in the future, and even if we achieve our revenue targets, we may not be able to sustain or increase profitability on a quarterly or annual basis. The amount of future net losses, and the time required to reach profitability are both highly uncertain. To achieve sustained profitable operations, we must, among other things, successfully discover, develop, obtain regulatory approvals for and market pharmaceutical or cosmeceutical products. We cannot assure you that we will ever be able to achieve or sustain profitability.

Our clinical trial results are very difficult to predict in advance, and failure of one or more clinical trials could adversely affect our business and our stock price.

         Before we obtain regulatory approval for the commercial sale of most potential drug products, we must demonstrate through pre-clinical studies and clinical trials that the product is safe and efficacious for use in the clinical indication for which approval is sought. We cannot assure you that the FDA or other international regulatory authorities will permit us to undertake any future clinical trials for potential products or to continue any of the current clinical trials. To date, except for our NDA filing in June 2001 relating to Anogesic, we have not sought FDA approval to distribute any products. Moreover, results of pre-clinical studies and early clinical trials may not be good predictors of results that will be obtained in later-stage clinical trials. We cannot assure you that Cellegy's present or future clinical trials, including for example, the current Phase III clinical trials using our Anogesic and Tostrex products, or the current Phase I/II dose ranging study for Tostrelle, will demonstrate the results required for approval to market these potential products or even to continue with additional clinical development. Because of the independent and blind nature of certain human clinical testing, there will be extended periods during the testing process when we will have only limited, or no, access to information about the status or results of the tests, and this is the case with our current Phase III Anogesic clinical trial. Other pharmaceutical companies have believed that their products performed satisfactorily in early tests, only to find their performance in later tests, including Phase III clinical trials, to be inadequate or unsatisfactory, or that FDA Advisory Committees have declined to recommend approval of the drugs, or that the FDA itself refused approval, with the result that such companies' stock prices have fallen precipitously. If Anogesic or Tostrex fail to successfully complete the current Phase III trials or related clinical testing, including toxicology studies, our business and stock price would be materially and adversely affected.

Possible FDA regulation of our cosmeceutical products as drugs could prohibit them from being commercialized.

         If the FDA attempted to regulate our cosmeceutical products as drugs rather than cosmetics, we could be delayed or prevented from marketing and receiving revenues from sales of those products. The term "cosmeceuticals" is not defined in the Food, Drug and Cosmetics Act. The FDA has not defined the term by regulation and may consider use of the term to imply drug-like qualities. Cosmeceuticals (a hybrid of the words "cosmetics" and "pharmaceuticals") are products that contain active ingredients which, when applied to the skin, will enhance appearance. Cosmeceuticals which satisfy the definition of a cosmetic under the FD&C Act and which are not also drugs under that statute are not subject to the same FDA requirements as drug products. The FDA may contend that one or more cosmeceutical products, including Cellegy's or competitors' anti-wrinkling products that are currently marketed or may in the future be marketed, are not cosmetics but instead are subject to regulation as drugs, and this could delay or prevent us from marketing these products.

We face intense competition from larger companies, and in the future Cellegy may not have the resources required to develop innovative products. Cellegy's products are subject to competition from existing products.

         The pharmaceutical and cosmeceutical industries are subject to rapid and significant technological change. In the development and marketing of topical prescription drugs, skin care and other cosmeceutical products and drug delivery systems, Cellegy faces intense competition. Cellegy is much smaller in terms of size and resources than many of its competitors in the United States and abroad, which include major pharmaceutical, chemical, cosmetic, consumer product and biotechnology companies, specialized firms, universities and other research institutions. Cellegy's competitors may succeed in developing technologies and products that are more effective than any that we are developing and could render Cellegy's technology and potential products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources, clinical production and marketing capabilities and regulatory experience. In addition, Cellegy's products are subject to competition from existing products. For example, Cellegy's Tostrex product, if commercialized, is expected to compete with two currently marketed transdermal patch products sold by Watson Pharmaceuticals and Alza Corporation and one transdermal testosterone gel product marketed by Unimed/Solvay. Cellegy's Anogesic product, if commercialized, is expected to compete with over-the-counter products, such as Preparation H marketed by American Home Products, and various other prescription products. As a result, we cannot assure you that Cellegy's products under development will be able to compete successfully with existing products or innovative products under development by other organizations.

The type and scope of patent coverage we have may limit the commercial success of our products.

         Cellegy's success depends, in part, on our ability to obtain patent protection for our products and methods, both in the United States and in other countries. Several of Cellegy's products are based on existing compounds with a history of use in humans but are being developed by Cellegy for new therapeutic use in skin diseases. Cellegy cannot obtain composition patent claims on the compound itself, and will instead need to rely on patent claims, if any, directed to use of the compound to treat certain conditions or to specific formulations we are attempting to develop. Cellegy may not be able to prevent a competitor from using our formulations or compounds for a different purpose. We cannot assure you that any additional patents will be issued to Cellegy, that the protection of any patents issued in the future will be commercially valuable or that current or future patents will be held valid if subsequently challenged.

         The patent position of companies engaged in businesses such as Cellegy's business generally is uncertain and involves complex legal and factual questions. There is a substantial backlog of patent applications at the United States Patent and Trademark Office. Further, issued patents can later be held invalid by the patent office issuing the patent or by a court. There can be no assurance that any patent applications relating to Cellegy's products or methods will issue as patents, or, if issued, that the patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us a competitive advantage. For example, in June 2001 two oppositions were filed with the European Patent Office by two private pharmaceutical companies located in Europe opposing Cellegy's Anogesic patent in Europe, which was granted in September 2000.

         In addition, many other organizations are engaged in research and product development efforts in drug delivery, skin biology and cosmeceutical fields that may overlap with Cellegy's products. Such organizations may currently have, or may obtain in the future, legally blocking proprietary rights, including patent rights, in one or more products or methods under development or consideration by Cellegy. These rights may prevent us from commercializing technology, or may require Cellegy to obtain a license from the organizations to use the technology. Cellegy may not be able to obtain any such licenses that may be required on reasonable financial terms, if at all, or that the patents underlying any such licenses will be valid or enforceable. Moreover, the laws of certain foreign countries do not protect intellectual property rights relating to United States patents as extensively as those rights are protected in the United States. Cellegy is subject to the risk that individuals or organizations located in such countries will engage in development, marketing or sales activities of Cellegy's products.

Our agreement with the University of California may be cancelled if milestones are not achieved or renegotiated

         We are negotiating the termination of our exclusive license to certain technologies licensed from the University of California. In March 1994 we entered into an exclusive license agreement with the University of California giving us exclusive rights to patent rights, jointly held by the University and Cellegy, to certain drug delivery technologies. In 1997 Cellegy and the University amended the agreement to modify and extend certain development and commercialization milestones. Cellegy is currently negotiating to terminate the exclusive license. Termination of the exclusive licensing agreement would restore rights to both Cellegy and the University to use and license the technology covered by the patents on a non-exclusive basis.

Our product sales strategy involving corporate partners is highly uncertain. No new partnership agreements have been finalized.

         Cellegy is seeking to enter into agreements with certain corporate partners granting rights to commercialize our lead products, Anogesic and Tostrex. As of the date of this prospectus, however, Cellegy has not entered into any agreements with third parties to commercialize either product. Cellegy may not be able to establish any such collaborative arrangements and we may not have the resources or the experience to successfully commercialize any such products on our own. Failure to enter into any such arrangements could prevent, delay or otherwise have a material adverse effect on our ability to develop and market Anogesic, Tostrex or other products (particularly in certain international markets) that we desire to commercialize through third party arrangements. Similarly, if we are unable to find another corporate partner to develop or market our cosmeceutical products, they may never be commercialized. If we are able to enter into one or more corporate partner arrangements, we may rely on our partners to conduct clinical trials, obtain regulatory approvals and, if approved, manufacture and market or co-promote these products. However, reliance on third party partners can create risks to our product commercialization efforts. Once agreements are completed, Cellegy may have little or no control over the development of these potential products and little or no opportunity to review clinical data before or after public announcement of results. Further, any arrangements that may be established may not be successful.

We are subject to regulation by regulatory authorities including the FDA, which could delay or prevent marketing of our products.

         Cellegy's prescription products, and our ongoing research and clinical activities such as those relating to Anogesic, Tostrex, and Tostrelle, are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. Extensive current pre-clinical and clinical testing requirements and the regulatory approval process of the FDA in the United States and of certain foreign regulatory authorities, or additional future government regulations, could prevent or delay regulatory approval of Cellegy's products. Notwithstanding our current relationships with those authorities, disagreements may occur in the future, and one or more of our ongoing or planned clinical trials could be delayed or repeated in order to satisfy regulatory requirements. For example, if our expanded Phase I/II trial regarding Tostrelle is successful, we plan to meet with the FDA to discuss future trials. However, the FDA could impose requirements on future trials that could delay the regulatory approval process for Tostrelle. Sales of Cellegy's products outside the United States are subject to regulatory requirements governing clinical trials and marketing approval. These requirements vary widely from country to country and could delay introduction of Cellegy's products in those countries.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect our ability to develop or market products.

         Throughout our history, we have consumed substantial amounts of cash. Our cash needs are expected to continue to increase significantly over at least the next several years in order to fund the additional expenses required to expand our current research and development programs. Cellegy has no current source of significant ongoing revenues or capital beyond existing cash and investments, and certain product sales of Rectogesic in Australia and to Gryphon, the development subsidiary of a major specialty retailer. In order to complete the research and development and other activities necessary to commercialize our products, additional financing will be required.

         Cellegy will seek private or public equity investments and future collaborative arrangements with third parties to help fund future cash needs. Such funding may not be available on acceptable terms, if at all. Insufficient funding may require Cellegy to delay, reduce or eliminate some or all of our research and development activities or planned clinical trial programs. Cellegy believes that available cash resources and interest earned will be adequate to satisfy its capital needs through at least June 30, 2002.

We currently have no products we sell on our own and have limited sales and marketing experience.

         We may market certain of our products, if successfully developed and approved, through a direct sales force in the United States and through sales and marketing partnership or distribution arrangements outside the United States. Cellegy has very limited experience in sales, marketing or distribution. To market our products directly, we intend to establish a marketing group and direct sales force in the United States or obtain the assistance of our marketing partner. If we enter into marketing or licensing arrangements with established pharmaceutical companies, our revenues will be subject to the terms and conditions of such arrangements and will be dependent on the efforts of our partner. Cellegy may not be able to successfully establish a direct sales force, or assure you that our collaborators may not effectively market any of our potential products, and either circumstance could have a material adverse effect on our business and stock price.

We have not manufactured products before and are dependent on a limited number of critical suppliers.

         Cellegy has no direct experience in manufacturing commercial quantities of products and currently does not have any capacity to manufacture products on a large commercial scale. We currently rely on a limited number of contract manufacturers and suppliers to manufacture our formulations. Although we believe that there will be adequate third party manufacturers, there can be no assurance that we will be able to enter into acceptable agreements with them. In the future, we may not be able to obtain contract manufacturing on commercially acceptable terms for compounds or product formulations in the quantities we need. Manufacturing or quality control problems could occur at the contract manufacturers such that they may not be able to maintain compliance with the FDA's current good manufacturing practice requirements necessary to continue manufacturing our products.

We have very limited staffing and will continue to be dependent upon key employees.

         Our success is dependent upon the efforts of a small management team, including K. Michael Forrest, our chief executive officer. We have an employment agreement with Mr. Forrest and certain other officers, but none of our officers is bound by an employment for any specific term. If key individuals leave Cellegy, we could be adversely affected if suitable replacement personnel are not quickly recruited. Our future success depends upon our ability to continue to attract and retain qualified scientific, marketing, and technical personnel. There is competition for qualified personnel in all functional areas, and particularly intense competition in the San Francisco Bay Area where our principal facility is located, which makes it difficult to attract and retain the qualified personnel necessary for the development and growth of our business.

We are subject to the risk of product liability lawsuits.

         The testing, marketing and sale of human health care products entails an inherent risk of allegations of product liability. We are subject to the risk that substantial product liability claims could be asserted against us in the future. Cellegy has obtained $4 million in insurance coverage relating to our clinical trials. There can be no assurance that Cellegy will be able to obtain or maintain insurance on acceptable terms, particularly in overseas locations, for clinical and commercial activities or that any insurance obtained will provide adequate protection against potential liabilities.

Our stock price could be volatile.

         Our stock price has from time to time experienced significant price and volume fluctuations. Sometimes our stock price has varied depending on fluctuations in the Nasdaq National Market generally, and sometimes fluctuations have resulted from matters more specific to Cellegy, such as an announcement of clinical trial results or other corporate developments. Announcements that could significantly impact our stock price include:

o    clinical trial results, such as results of the Anogesic or Tostrex trials;

o    oppositions or other challenges to our patents and proprietary rights;

o    publicity  regarding  actual or potential  clinical  results or  regulatory
     developments   relating  to  our  products  under  development  or  by  our competitors; and

o period-to-period fluctuations in our financial results, including operating expenses or profits.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock by any of the selling shareholders.


                              SELLING SHAREHOLDERS

         We are registering the shares of common stock pursuant to a Common Stock Purchase Agreement dated as of June 6, 2001 (the "June 2001 Agreement"), by and among Cellegy and the selling shareholders named below.

         The following table sets forth information based on Cellegy's knowledge as of the date of this prospectus, with respect to the selling shareholders and the shares of the common stock that may be offered pursuant to this prospectus. Except as described below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

         Each selling shareholder represented to us, in their respective agreements, that they were purchasing such shares for investment and with no present intention of distributing or reselling such securities. However, in recognition of the fact that each such shareholder, even though purchasing such shares for investment, wishes to be legally permitted to sell the shares when they deem appropriate, we are filing a Registration Statement of which this prospectus is a part. Upon effectiveness, the selling shareholders may from time to time offer and sell any or all of their shares pursuant to this prospectus. Because the selling shareholders are not obligated to sell shares of common stock, and because selling shareholders may also acquire publicly traded shares of our common stock, we cannot accurately estimate how many shares of common stock each selling shareholder will beneficially own after this offering.


                                                  Shares of Common Stock                          Shares of Common Stock
                                                  Beneficially Owned (1)       Number of           Beneficially Owned(1)
                                                  Prior to the Offering         Shares              After the Offering
                                                  ---------------------          Being              ------------------
                                                   Number        Percent        Offered               Number Percent
                                                   ------        -------        -------               --------------
 June 2001 Purchasers
 --------------------
Andrew H. Tisch                                  2,085,243(2)(6)  12.5%         357,143           1,728,100        10.4%
Daniel R. Tisch                                  2,085,243(3)(6)  12.5%         357,143           1,728,100        10.4%
James S. Tisch                                   2,104,443(4)(6)  12.7%         357,143           1,747,300        10.5%
Thomas J. Tisch                                  2,132,943(5)(6)  12.8%         357,143           1,775,800        10.7%
OrbiMed Associates LLC                           11,445 (7)        0.1%          11,445              --             0.0%
PW Juniper Crossover Fund, L.L.C.                238,739 (7)       1.4%         238,739              --             0.0%
Caduceus Private Investments, LP                 549,816 (7)       3.3%         549,816              --             0.0%
SAFECO Common Stock Trust                        475,000(8)        2.9%         475,000              --             0.0%
SAFECO Resource Series Trust                     250,000(8)        1.5%         250,000              --             0.0%
First Health, L.P.                               256,500 (9)       1.5%         256,500              --             0.0%
First Health Associates, L.P.                    19,800 (9)        0.1%          19,800              --             0.0%
First Health Limited                             83,700 (9)        0.5%          83,700              --             0.0%
JALAA Equities, LP                               180,000 (10)      1.1%         180,000              --             0.0%
Knott Partners, LP                               168,000 (11)      1.0%         168,000              --             0.0%
Dorset Management                                102,000 (11)      0.6%         102,000              --             0.0%
GMT Capital Corporation                          440,352 (12)      2.7%          50,600            389,752          2.3%
Thomas E.Claugus                                 27,310 (12)       0.2%           4,400             22,910          0.1%

-----------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Includes 1,507,143 shares owned by Four Partners, including the 357,143 shares being offered by this prospectus, 319,261 shares owned by Andrew H. Tisch in his name, 207,722 shares owned by trusts for the benefit of children of Andrew H. Tisch and 51,117 shares owned by a trust of which Andrew H. Tisch is a trustee and beneficiary.

(3) Includes 1,507,143 shares owned by Four Partners, including the 357,143 shares being offered by this prospectus, 319,261 shares owned by Daniel R. Tisch in his name, 207,722 shares owned by trusts for the benefit of children of Daniel R. Tisch and 51,117 shares owned by a trust of which Daniel R. Tisch is a trustee and beneficiary.

                                       8

(4) Includes 1,507,143 shares owned by Four Partners, including the 357,143 shares being offered by this prospectus, 319,261 shares owned by James S. Tisch in his name, 207,722 shares owned by trusts for the benefit of children of James S. Tisch and 51,117 shares owned by a trust of which James S. Tisch is a trustee and beneficiary and 19,200 shares owned by accounts of children of James S. Tisch of which he is custodian.

(5) Includes 1,507,143 shares owned by Four Partners, including the 357,143 shares being offered by this prospectus, 319,261 shares owned by Thomas J. Tisch in his name, 207,722 shares owned by trusts for the benefit of children of Thomas J. Tisch and 51,117 shares owned by a trust of which Thomas J. Tisch is a trustee and beneficiary and 47,700 shares owned by Four-Fourteen Partners, LLC, of which Thomas J. Tisch is manager.

(6) The address for the named shareholder is c/o Barry Bloom, 667 Madison Avenue, New York, NY 10021. As described in greater detail in Cellegy's definitive proxy statement dated April 20, 2001 for its 2001 annual meeting of shareholders, Felix J. Baker, Ph.D., and Julian C. Baker were designated and elected directors of Cellegy pursuant to arrangements between Cellegy and Four Partners.

(7) Managed by OrbiMed Advisors LLC located at 767 Third Avenue, New York, NY, 10017.

(8)  The address of the above  shareholder  is 25 Franklin  Street,  Boston,  MA
     02101.

(9) The address of the above shareholder is 437 Madison Avenue, New York, NY 10022.

(10) The address of the above  shareholder  is 34 Sumner  Road,  Greenwhich,  CT
     06831.

(11) The address of the above shareholder is 485 Underhill Blvd., Suite 205, Syosset, NY 11791-3419.

(12) Includes the following funds managed by GMT Capital Corporations: (i) 233,977 shares of common stock owned by Bay Resource Partners, L.P.; (ii) 135,275 shares of common stock owned by Bay Resource Offshore, Ltd.; and
     (iii) 71,100 shares of common stock in several managed accounts. The address of the above shareholder is 2100 Riveredge Parkway, Suite 840, Atlanta, GA 30328.


                              PLAN OF DISTRIBUTION

         We have filed a Registration Statement of which this prospectus forms a part pursuant to registration rights we granted to the June 2001 Purchasers pursuant to the June 2001 Agreement.

         To our knowledge, no selling shareholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus.

         Who  May  Sell;  How  Much;   Applicable   Restrictions.   The  selling
shareholders may from time to time offer the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling shareholders may arrange for other broker-dealers to participate. The selling shareholders and any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters," and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling shareholders may be deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any broker, dealer, agent or underwriter regarding the sale of the shares of common stock by the selling shareholders.

         Manner of Sales and Applicable Restrictions. The selling shareholders will act independently of Cellegy in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq Stock Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

         (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         (c) an over-the-counter distribution in accordance with the Nasdaq rules;

         (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         (e)      privately negotiated transactions.

         A selling shareholder may decide not to sell any shares. We cannot assure you that any selling shareholder will use this prospectus to sell any or all of the shares. Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933, as amended, or the Securities Act, may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling shareholder may transfer, devise or gift the shares by other means not described in this prospectus.

         Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M (which regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other such person). The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

         Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

         Hedging and Other Certain Transactions with Broker-Dealers. In connection with distributions of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares of common stock registered hereunder in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares of common stock short and redeliver the shares of common stock to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of common stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. Selling shareholders may also loan or pledge the shares of common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares of common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares of common stock pursuant to this prospectus.

         Expenses Associated With Registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the selling shareholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any such selling shareholder.

         Indemnification. Under the terms of the Agreement, we have agreed to indemnify each of the parties to the Agreement and certain other persons against certain liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

         Prospectus Updates; Suspension of this Offering. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. Under the terms of the June 2001 Agreement, if Cellegy notifies a selling shareholder that the prospectus must be supplemented or amended or a filing, under the Exchange Act must be made so as to cause the prospectus to become current, the selling shareholders have agreed not to trade shares of common stock from the time the selling shareholder receives notice from Cellegy of such an event until such party receives a prospectus supplement or amendment. Upon the occurrence of such an event, a prospectus supplement or post-effective amendment, if required, will be distributed to the parties within the term periods described in the June 2001 Agreement.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements, and other information that we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. You may obtain copies of such material from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. This Web site can be accessed at http://www.sec.gov. Our common stock is listed on the Nasdaq Stock Market and reports, proxy statements and other information concerning Cellegy may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

         We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the Registration Statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

         We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein as well). Requests for such copies should be directed to A. Richard Juelis, our Chief Financial Officer, at (650) 616-2200.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The  following   documents   that  we  have  filed  with  the  SEC  are
incorporated by reference into this prospectus:

         (a) the Registration Statement and the exhibits and schedules filed therewith;

         (b) our annual report on Form 10-K for the fiscal year ended December 31, 2000;

         (c) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2000, including: (1) our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001; and (2) our Reports on Form 8-K filed on January 22, 2001, June 11, 2001 and July 2, 2001; and

         (d) all other information that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

         Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the Registration Statement.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, our counsel.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.